As filed with the Securities and Exchange Commission on March 31, 2009

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BJ SERVICES COMPANY

(Exact name of Registrant as specified in its charter)

Delaware	63-0084140
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4601 Westway Park Blvd.

Houston, Texas 77041

(Address of Principal Executive Offices and Zip Code)

BJ SERVICES COMPANY

Deferred Compensation Plan

(Full Title of the Plan)

Margaret B. Shannon

Vice President—General Counsel

4601 Westway Park Blvd.

Houston, Texas 77041

(713) 462-4239

(Name, address and telephone number of agent for service)

Copy to:

Melinda Brunger

Andrews Kurth LLP

600 Travis, Suite 4200

Houston, Texas 77002

(713) 220-4200

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price(2)	Amount of registration fee
Deferred Compensation Obligations (1)	$15,000,000	100%	$15,000,000	$837.00

(1)	The Deferred Compensation Obligations are unsecured obligations of the Registrant to pay compensation in the future in accordance with the terms of the BJ Services Deferred Compensation Plan, as amended and restated.
(2)	Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(h) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Registration Statement on Form S-8 is being filed for the purpose of registering an additional $15,000,000 of deferred compensation obligations under the BJ Services Company Deferred Compensation Plan, as amended and restated (the “Plan”). This amount is in addition to the $4,000,000 of deferred compensation obligations that were registered pursuant to the Registration Statement on Form S-8, File No. 333-61294, filed with the Securities and Exchange Commission on May 21, 2001 (the “Prior Registration Statement”).

Pursuant to Instruction E of Form S-8, the contents of the Prior Registration Statement are incorporated herein by reference and made part of this Registration Statement, except as amended hereby.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.	Incorporation of Documents by Reference.

The Commission allows us to “incorporate by reference” information into this Registration Statement, which means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this Registration Statement, except for any information superseded by information in this Registration Statement.

The following documents filed by us with the Commission (File No. 001-10570) are incorporated herein by reference:

•	Our Annual Report on Form 10-K for the fiscal year ended September 30, 2008 filed with the Commission on November 26, 2008;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008 filed with the Commission on February 9, 2009;

•	Our Current Reports on Form 8-K filed on March 5, 2009, January 12, 2009 and November 17, 2008; and

•

All other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (excluding any information furnished pursuant to Item 2.02 and Item 7.01 on any current report on Form 8-K), prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents.

Any statement contained in a document incorporated or deemed incorporated by reference in this Registration Statement shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained in this Registration Statement or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference in this Registration Statement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Registration Statement.

Item 4.	Description of Securities.

The following summarizes the deferred compensation obligations created pursuant to the Plan. This summary is qualified in its entirety by reference to the terms of the Plan. Capitalized terms used without definition herein have the meanings assigned in the Plan.

General Information

The purpose of the Plan is to aid certain employees of BJ Services Company, U.S.A., a wholly owned subsidiary of the Registrant (the “Company”) and any other entity designated by the Benefits Committee of the Company (the “Committee”) to participate in the Plan (collectively, the “Employer”) in making more adequate provision for their retirement by permitting such individuals to defer compensation that cannot be deferred under the Company’s tax-qualified retirement plan due to restrictions and limitations imposed on such plan by the Internal Revenue Code of 1986, as amended (the “Code”).

The Plan is intended to be an unfunded, unsecured plan of deferred compensation for a select group of management or highly compensated employees. It is expected that individuals who participate in the Plan will not pay federal income tax on the amounts they defer or on amounts the Employer defers on their behalf at the time the deferrals are made under the Plan. It is also expected that the Members will not pay any federal income tax on the earnings credited to their Accounts at the time they are earned, but instead will pay federal income tax when the benefits are actually or constructively paid to them.

Eligibility

The Chairman, in his sole discretion, will select and notify in writing those employees (“Eligible Employees”) of the Employer who will become Members. If an Eligible Employee who was a Member prior to a termination of employment is rehired, such Eligible Employee shall become a Member again only if the Chairman selects such Eligible Employee to participate in the Plan. An Eligible Employee who has become a Member shall cease to be an active participant in the Plan immediately upon the earlier of (a) the date the Chairman notifies him that he is no longer eligible to participate in the Plan or (b) the date he is no longer employed by the Employer.

Deferrals Under the Plan

Member Elective Deferrals

For each Plan Year (calendar year), a Member may elect to defer an integral percentage from 1% to 100% of his Excess Compensation. Further, a Member who makes the maximum Cash or Deferred Contributions under the Thrift Plan may elect to defer receipt of an amount not to exceed 20% of his Compensation, less his Cash or Deferred Contributions to the Thrift Plan, for a Plan Year. A Member may also elect to defer an amount of his Compensation equal to the amount of his Cash or Deferred Contributions under the Thrift Plan distributed from the Thrift Plan during the Plan Year as a result of the limitations contained in section 401(k)(3) of the Code. Finally, a Member may elect to defer an integral percentage of from 1% to 100% of his Bonus for any fiscal year of the Company, which begins on October 1 of each year (“Fiscal Year”).

Compensation or Bonus for a Plan Year that is not deferred under the Plan by a Member will be received by such Member in cash. Deferrals made by a Member will be credited to such Member’s Account as received by the Trustee.

Employer Deferrals

(a) For each calendar month, the Employer shall credit a Deferral Account of a Member as follows:

(1) Prior to January 1, 2009, (a) for each calendar month, an amount equal to 50% of the Member’s deferrals made during such calendar month not in excess of 6% of the Member’s Excess Compensation for such calendar month, and (b) for each calendar month, an amount equal to 50% of the Member’s deferrals made during such calendar month not in excess of 6% of the Member’s Compensation for such calendar month,

(2) Effective January 1, 2009 (a) for each calendar month, an amount equal to 100% of the Member’s deferrals made during such calendar month not in excess of 6% of the Member’s Excess Compensation for such calendar month, and (b) for each calendar month, an amount equal to 100% of the Member’s deferrals made during such calendar month not in excess of 6% of the Member’s Compensation for such calendar month,

(b) for each Plan Year, an amount equal to the amount forfeited by such Member under the Thrift Plan during such Plan Year as a result of the limitations of sections 401(k)(3) and 401(m)(2) of the Code,

(c) for each calendar month, a percentage of the Member’s Monthly Excess Compensation equal to the percentage utilized under the Thrift Plan to determine the Member’s Employer Base Contributions for such calendar month, and

(d) for each calendar month, a percentage of the Member’s Monthly Excess Compensation equal to the percentage utilized under the Thrift Plan, if any, to determine the Member’s Employer Supplemental Base Contributions for each calendar month.

Employer deferrals described in (c) or (d) above will become nonforfeitable in the same manner as amounts allocated to the Member’s Employer Non-Matching Accounts under the Thrift Plan. Therefore, if any portion of a Member’s Employer Non-Matching Accounts under the Thrift Plan is forfeited for any reason, a corresponding portion of the Employer deferrals described in (c) or (d) will be forfeited from the Member’s Account under the Plan. Employer deferrals made on behalf of a Member will be credited to such Member’s Account as received by the Trustee.

Section 415 Deferrals

In the event a Member’s annual additions under the Thrift Plan for any month equal the Limitation in effect for the Plan Year, the Employer will reduce the Member’s Basic compensation by the amount by which such Member’s Cash or Deferred Contributions and/or Voluntary Contributions to the Thrift Plan must be reduced. Further, an amount equal to the excess, if any, of (a) the amount of Employer Contributions that would have been allocated to the Member’s Accounts under the Thrift Plan if the Limitation did not apply over (b) the amount of Employer Contributions that were in fact allocated to the Member’s Accounts under the Thrift Plan will be credited to such Member’s Account as received by the Trustee.

Deemed Investment of Accounts

Investment Designations

In accordance with the procedures established from time to time by the Committee, each Member must designate the manner in which amounts credited to his Account will be deemed invested from among the Funds made available from time to time pursuant to the provisions of the Trust Agreement. A Member may designate one Fund for the deemed investment of all amounts credited to his Account or he may split the deemed investment of the amounts credited to his Account between such Funds in such increments as the Committee may prescribe. If a Member fails to make a proper designation, his Account shall be deemed to be invested in the Fund or Funds designated by the Committee from time to time in a uniform and nondiscriminatory manner.

Changes; Conversions

A Member may (a) change his deemed investment designation for future amounts to be credited to his Account or (b) convert his deemed investment designation with respect to amounts already credited to his Account in accordance with the procedures established by the Committee, and the frequency of such changes or conversions may be limited by the Trustee in accordance with the provisions of the applicable Fund or Funds.

Allocation of Net Income or Net Loss Equivalents

The Trustee will determine the net income or net loss equivalents of each Fund as of each day that the New York Stock Exchange is open for business (a “Valuation Date”) based upon changes in the net asset value in such manner as the Trustee deems appropriate. For purposes of allocations of such net income or net loss equivalents, each Member’s Account is divided into subaccounts to reflect such Member’s deemed investment designation of the Funds. As of each Valuation Date, the net income or net loss equivalents of each Fund will be allocated among the corresponding subaccounts of the Members who had designated such deemed investment fund on the immediately preceding Valuation Date, but the balance of such subaccounts will be reduced by the amount of any payments made since such immediately preceding Valuation Date.

Distribution of Benefits

Restrictions on Distributions and Loans

A Member may elect at any time to withdraw as a benefit all or a portion of amounts credited to his Grandfathered Account, subject to a withdrawal penalty of 10% of such withdrawn accounts. Members are not, at any time, permitted to borrow from the Plan.

Elective Distributions

Each Member must elect the time and form of payment of the amounts credited to his Account. A Member may elect payment of all or a portion of the amounts credited to his Account be made or commenced as of any date, provided that (a) no amount may be paid earlier than the second Plan Year following the Plan Year in which such amount was credited to the Member’s Account and (b) notwithstanding (a), payment of all amounts credited to a Member’s Account must be made or commence upon a Member’s Separation from Service. A Member may elect to receive payment in (i) a lump sum, cash payment or (ii) annual installment payments for a term certain of either five, ten or fifteen years. In the event a Member fails to make an election regarding the time or form of payment, the amounts credited to his Account will be paid in one lump sum cash payment.

Beneficiaries

Each Member has the right to designate the beneficiary or beneficiaries to receive payment of his Plan benefit in the event of his death, or to make a change in any such designation at any time. If no beneficiary designation is on file at the time of death of the Member or such designation is not effective for any reason as determined by the Committee, then the beneficiary to receive the Member’s Plan benefit will be (a) the Member’s surviving spouse or (b) if there is no surviving spouse, the Member’s executor or administrator, or to his heirs at law if there is no administration of the Member’s estate.

Payment of Benefits

To the extent the Trust Fund has sufficient assets, the Trustee shall pay benefits to Members or their beneficiaries, except to the extent the Employer pays the benefits directly and provides adequate evidence of such payment to the Trustee. However, in the event that the assets of the Trust Fund are insufficient to make any portion of a payment of benefits, the Employer will pay such benefits directly. Any benefit payments made to a Member or for his benefit pursuant to any provision of the Plan will be debited to such Member’s Account. All benefit payments will be made in cash to the fullest extent practicable.

In the case of a benefit payable on behalf of a Member, if the Committee is unable to locate the Member or beneficiary to whom such benefit is payable, then upon the Committee’s determination thereof, such benefit will be forfeited to the Employer. Notwithstanding the foregoing, if subsequent to any such forfeiture the Member or beneficiary to whom such benefit is payable makes a valid claim for such benefit, such forfeited benefit will be restored to the Plan by the Employer.

Administration

The Plan is administered by the Committee of the Company. The members of the Committee serve without compensation for their services. The Committee has the full discretion to construe and interpret the terms and provisions of the Plan. The Committee may delegate any of its powers, duties and responsibilities in connection with administration of the Plan as the members of the Committee may specify.

The Company has the right to amend, modify, suspend or terminate the Plan, in whole or in part, at any time. No such amendment, modification, suspension or termination, however, will impair the rights of a Member with respect to amounts already credited to such Member’s account.

Item 6.	Indemnification of Directors and Officers.

The Registrant is governed by Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) which permits a corporation to indemnify certain persons, including officers and directors, who are (or are threatened to be made) parties to any threatened, pending or completed action or suit (other than an action by or in the right of the corporation) by reason of their being directors, officers or other agents of the corporation.

The Company’s Certificate of Incorporation provides that no director of the Company shall be held personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. The Company’s Certificate of Incorporation also provides that if the DGCL is amended to authorize further limitation or elimination of the personal liability of directors, then the liability of the Company’s directors shall be limited or eliminated to the full extent permitted by the DGCL.

Section 16 of Article III of the Company’s Bylaws provides as follows:

(a)

The Company shall indemnify every person who is or was a party or is or was threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the Company or any of its direct or indirect wholly owned subsidiaries or, while a director, officer, employee or agent of the or any of its direct or indirect wholly owned subsidiaries, is or was serving at the request of the Company or any of its direct or indirect wholly owned subsidiaries, as a director, officer, employee, agent or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including counsel fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, to the full extent permitted by applicable laws provided that the Company shall not be obligated to indemnify any such person against any such action, suit or proceeding which is brought by such person against the Company or any of its direct or indirect wholly owned subsidiaries or the directors of the Company or any of its direct or indirect wholly owned subsidiaries, other than an action brought by such person to enforce his rights to indemnification hereunder, unless a majority of the Board of Directors of the Company shall have previously approved the bringing of such action, suit or proceeding. The Company shall indemnify every person who is or was a party or is or was threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was licensed to practice law and an employee (including an employee who is or was an officer) of the Company or any of its direct or indirect wholly owned subsidiaries and, while acting in the course of such employment committed or is alleged to have committed any negligent acts, errors or omissions in rendering professional legal services at the request of the Company or pursuant to his employment (including, without limitation, rendering written or oral legal opinions to third parties) against expenses (including counsel fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, to the full extent permitted by applicable law; provided that the Company shall not be obligated to indemnify any such person against any action, suit or proceeding arising out of any adjudicated criminal, dishonest or fraudulent acts, errors or omissions of such person or any adjudicated willful, intentional or malicious acts, errors or omissions of such person.

(b)	Expenses incurred by an officer or director of the Company or any of its direct or indirect wholly owned subsidiaries in defending a civil or criminal action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company as authorized in this Section 16. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.

(c)	The indemnification and advancement of expenses provided by, or granted pursuant to, this Section 16 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any provision of law, the Company’s Certificate of Incorporation, the Certificate of Incorporation or Bylaws or other governing documents of any direct or indirect wholly owned subsidiary of the Company, or any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding any of the positions or having any of the relationships referred to in this Section 16.

Item 8.	Exhibits.

The following exhibits have been filed as part of this Registration Statement and are specifically incorporated by reference:

4.1	Certificate of Incorporation, as amended as of October 22, 1996 (filed as Exhibit 3.1 to the Company’s Annual Report on Form 10-K for the year ended September 30, 1999).

4.2	Certificate of Amendment to Certificate of Incorporation, dated January 22, 1998 (filed as Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the year ended September 30, 1999).

4.3	Certificate of Amendment to Certificate of Incorporation, dated May 10, 2001 (filed as Exhibit 3.5 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001).

4.4	Certificate of Amendment to Certificate of Incorporation, dated January 31, 2006 (filed as Exhibit 3(i) to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2005).

4.5	Certificate of Designation of Series A Junior Participating Preferred Stock, as amended, dated September 26, 1996 (filed as Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the year ended September 30, 1996).

4.6	Amended and Restated Bylaws, as of December 6, 2007 (filed as Exhibit 3.1 to the Company’s Current Report of Form 8-K dated December 6, 2007).

4.7	Specimen Common Stock Certificate of BJ Services Company (filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-1 (Reg. No. 33-35187)).

4.8	Amended and Restated Rights Agreement dated September 26, 1996, between the Company and First Chicago Trust Company of New York, as Rights Agent (filed as Exhibit 4.1 to the Company’s Form 8-K dated October 21, 1996).

4.9	First Amendment to Amended and Restated Rights Agreement and Appointment of Rights Agent, dated March 31, 1997, among the Company, First Chicago Trust Company of New York and The Bank of New York (filed as Exhibit 4.3 to the Company’s Annual Report on Form 10-K for the year ended September 30, 1997).

4.10	Second Amendment to Amended and Restated Rights Agreement dated as of September 26, 2002, between the Company and The Bank of New York (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on October 15, 2002).

4.11	Indenture, dated June 8, 2006, between BJ Services Company, as issuer, and Wells Fargo Bank, N.A., as trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 12, 2006).

4.12	First Supplemental Indenture, dated June 8, 2006, between BJ Services Company, as issuer, and Wells Fargo Bank, N.A., as trustee, with respect to the 5.75% Senior Notes due 2011 (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on June 12, 2006).

4.13	Third Supplemental Indenture, dated May 19, 2008, between BJ Services Company, as issuer, and Wells Fargo Bank, N.A., as trustee, with respect to the 6% Senior Notes due 2018 (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on May 23, 2008).

4.14	Amended and Restated Deferred Compensation Plan (filed as Exhibit 10.5 to the Company’s Form 10-Q filed on February 9, 2009).

5.1 *	Opinion of Andrews Kurth LLP.

23.1 *	Consent of Andrews Kurth LLP (included in Exhibit 5.1).

23.2 *	Consent of Deloitte & Touche LLP.

24.1 *	Power of Attorney (included on the signature page to this Registration Statement).

*	Filed herewith

SIGNATURES

The Registrant. Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on March 31, 2009.

BJ SERVICES COMPANY

By:	/s/ J.W. Stewart
Name:	J.W. Stewart
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints J. W. Stewart, Jeffrey E. Smith and Margaret B. Shannon, and each of them (with full power to each of them to act alone) as his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents, and each of them acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or of their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on March 31, 2009.

Name and Signature	Title

/s/ J.W. Stewart	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer and Director)
J.W. Stewart

/s/ Jeffrey E. Smith	Executive Vice President—Finance and Chief Financial Officer (Principal Financial Officer)
Jeffrey E. Smith

/s/ L. Scott Biar	Vice President and Controller (Principal Accounting Officer)
L. Scott Biar

/s/ L. William Heiligbrodt	Director
L. William Heiligbrodt

/s/ John R. Huff	Director
John R. Huff

/s/ Don D. Jordan	Director
Don D. Jordan

/s/ Michael E. Patrick	Director
Michael E. Patrick

/s/ James L. Payne	Director
James L. Payne

/s/ William H. White	Director
William H. White

EXHIBIT INDEX

4.1	Certificate of Incorporation, as amended as of October 22, 1996 (filed as Exhibit 3.1 to the Company’s Annual Report on Form 10-K for the year ended September 30, 1999).

4.2	Certificate of Amendment to Certificate of Incorporation, dated January 22, 1998 (filed as Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the year ended September 30, 1999).

4.3	Certificate of Amendment to Certificate of Incorporation, dated May 10, 2001 (filed as Exhibit 3.5 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001).

4.4	Certificate of Amendment to Certificate of Incorporation, dated January 31, 2006 (filed as Exhibit 3(i) to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2005).

4.5	Certificate of Designation of Series A Junior Participating Preferred Stock, as amended, dated September 26, 1996 (filed as Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the year ended September 30, 1996).

4.6	Amended and Restated Bylaws, as of December 6, 2007 (filed as Exhibit 3.1 to the Company’s Current Report of Form 8-K dated December 6, 2007).

4.7	Specimen Common Stock Certificate of BJ Services Company (filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-1 (Reg. No. 33-35187)).

4.8	Amended and Restated Rights Agreement dated September 26, 1996, between the Company and First Chicago Trust Company of New York, as Rights Agent (filed as Exhibit 4.1 to the Company’s Form 8-K dated October 21, 1996).

4.9	First Amendment to Amended and Restated Rights Agreement and Appointment of Rights Agent, dated March 31, 1997, among the Company, First Chicago Trust Company of New York and The Bank of New York (filed as Exhibit 4.3 to the Company’s Annual Report on Form 10-K for the year ended September 30, 1997).

4.10	Second Amendment to Amended and Restated Rights Agreement dated as of September 26, 2002, between the Company and The Bank of New York (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on October 15, 2002).

4.11	Indenture, dated June 8, 2006, between BJ Services Company, as issuer, and Wells Fargo Bank, N.A., as trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 12, 2006).

4.12	First Supplemental Indenture, dated June 8, 2006, between BJ Services Company, as issuer, and Wells Fargo Bank, N.A., as trustee, with respect to the 5.75% Senior Notes due 2011 (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on June 12, 2006).

4.13	Third Supplemental Indenture, dated May 19, 2008, between BJ Services Company, as issuer, and Wells Fargo Bank, N.A., as trustee, with respect to the 6% Senior Notes due 2018 (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on May 23, 2008).

4.14	Amended and Restated Deferred Compensation Plan (filed as Exhibit 10.5 to the Company’s Form 10-Q filed on February 9, 2009).

5.1 *	Opinion of Andrews Kurth LLP.

23.1 *	Consent of Andrews Kurth LLP (included in Exhibit 5.1).

23.2 *	Consent of Deloitte & Touche LLP.

24.1 *	Power of Attorney (included on the signature page to this Registration Statement).

*	Filed herewith